September 30, 2010

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Your letter dated September 9, 2010
LaserCard Corporation
Form 10-K for the Fiscal Year Ended April 2, 2010 (our “Annual Report”)
Filed June 15, 2010
Form 8-K filed April 29, 2010 and July 29, 2010
File No. 000-06377

Dear Ms. Collins:

We have reviewed your letter dated September 9, 2010 and we have provided the following responses and supplementary information.  For ease of reference, we have keyed each of our responses below to the comment number set forth in your letter.

Form 10-K for the Fiscal Year Ended April 2, 2010

Item 1. Business

General

1.
It appears that you are substantially dependent upon your relationships with Ritel, Eastman Kodak Company, Audio-Technica Corp., of Japan, the Kingdom of Saudi Arabia and DGM-Sistemas.  Please tell us if you have any agreements that should be filed in answer to Item 601(b)(10)(ii)(B) of Regulation S-K.  To the extent you have agreements that should be filed, you should also expand your business section to disclose the material terms of those agreements.

Response:  We believe that either (i) we are not substantially dependent upon our relationships with Ritel, Eastman Kodak Company, Audio-Technica Corp., the Kingdom of Saudi Arabia or DGM-Sistemas, or (ii) in the event we may be deemed to be substantially dependent on any such relationships, we have no agreements with the applicable parties that should be filed in answer to Item 601(b)(10)(ii)(B) of Regulation S-K.  For your convenience, we respond separately with respect to each of the parties identified.

LaserCard Corporation
1875 North Shoreline Boulevard, Mountain View, CA 94043.  Tel (650) 969-4428.  Fax (650) 969-6121.  www.lasercard.com

Ms. Kathleen Collins
Securities and Exchange Commission
September 30, 2010

Ritel: As disclosed on page 8 of our Annual Report, we have licensed our read/write drive manufacturing technology to Ritel.  However, also as disclosed on page 8 of our Annual Report, we maintain our own read/write drive manufacturing facilities in Mountain View, California.  Further, Ritel has not proceeded to develop manufacturing facilities for the read/write drives and is not a supplier to us of read/write drives.  We do not receive significant revenues from Ritel.  As a result, we do not believe we are substantially dependent on our relationship with Ritel, and therefore the licensing agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Eastman Kodak Company (“Kodak”): As disclosed on page 7 of our Annual Report, Kodak is our sole source of the photographic films used in our OSM cards.  However, Kodak is under no obligation to continue to provide such film, and our purchases of such films are on a purchase order basis.  In the event that Kodak ceases to sell the film, we believe that Kodak would provide us the opportunity to make a final purchase of material in significant volume for our anticipated interim needs.  We would then need to obtain another source for the films or find an alternative material.  While it would take some time to proceed in this manner, we believe we will have accumulated sufficient inventory to allow us to continue to produce our OSM cards until we would be able to obtain the film from a second source or revise our design to use an alternative material.  Of course, there can be no assurance that we would be able to do so.  We have described these risks in detail on page 15 of our Annual Report.  As a result, we do not have an agreement with Kodak that we believe is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Audio-Technica: As disclosed on page 8 of our Annual Report, we obtain a custom part for our read/write drives from Audio-Technica, Corp. of Japan (“Audio-Technica”).  However, Audio-Technica is under no obligation to continue to provide us with such parts, and our purchases of such parts are on a purchase order basis.  We maintain a significant inventory of these parts to mitigate this risk to our business.  In the event that Audio-Technica ceases to sell these parts, we would need to find an alternative source.  There can be no assurance that we would be able to find such a source or that our inventory would last until that time.  We have described these risks in detail on page 16 of our Annual Report.  As a result, we do not have an agreement with Audio-Technica that we believe is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Saudi Arabia:  As disclosed on page 12 and on page 27 of our Annual Report, Gemalto, N.V. (“Gemalto”) is our customer with respect to the Saudi Arabia card program.  As disclosed on page 12 and on page 27 of our Annual Report, our sales to Gemalto (19% in fiscal 2010) encompass sales for more than just the Saudi Arabia card program (13% in 2010).  Further, while we do have an agreement with Gemalto with respect to the Saudi Arabia card program, the contract provides for indefinite delivery and indefinite quantity, and Gemalto is under no obligation to order any cards from us.  These risks are described in detail on page 14 of our Annual Report.  As a result, we do not have an agreement with Gemalto that we believe is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Ms. Kathleen Collins
Securities and Exchange Commission
September 30, 2010

DGM-Sistemas: As disclosed on page 12 of our Annual Report, our sales to DGM-Sistemas with respect to the Angola card program represented 18% of our revenues for fiscal 2010.  However, while we do have an agreement with DGM-Sistemas, the contract provides for indefinite delivery and indefinite quantity, and DGM-Sistemas is under no obligation to order any cards from us.  These risks are described in detail on page 14 of our Annual Report.  As a result, we do not have an agreement with DGM-Sistemas that we believe is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

As in the past, we will file agreements that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Dependence on Government Subcontracts through Sole Contractors, page 12

2.	Please tell us how you considered Item 101(1)(ix) of Regulations S-K with regards to significant government contracts. We note that certain contracts with General Dynamics were terminated in 2010.

Response:  We considered Item 101(l)(ix) of Regulation S-K in preparing our Annual Report.  We note that we do not contract directly with any government, and therefore do not have any government contracts.  However, our customers sell to governments and our business would be materially adversely affected should any of the significant government programs that purchase our cards were discontinued or terminated, or the government’s contract with our customer were terminated.  As a result, we have disclosed these risks in detail on page 14 of our Annual Report under Item 1A. Risk Factors.  However, in the future we will add language in the Narrative Description of Business along the lines of the risk factor disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

3.
Please tell us whether changes in the selling prices for the OSM, or other products or services, materially contributed to changes in your revenues from one period to the next.  If it did, future filings should quantify the portion of the change attributable to changes in prices compared to the portion due to changes in volume.

Ms. Kathleen Collins
Securities and Exchange Commission
September 30, 2010

Response:  Our revenue changes are materially affected by volume and mix, and to a lesser extent prices.  We have not implemented significant price changes during the periods represented.  We will disclose when changes in selling prices do materially contribute to changes in our revenues.

Overview of Fiscal 2010, page 25

4.
Please consider expanding your overview to include management’s perspective on LaserCard to provide an executive level overview that provides context for the remainder of management’s discussion and analysis.  For example, identify the factors that your executives focus on in evaluating financial condition and operating performance.  Consider addressing the material operations, risks and challenges facing LaserCard and how management is dealing with these issues.  Please also consider enhancing you disclosure to address any material trends regarding these decisions.  Refer to SEC Release No. 33-8350.

Response:  We are aware of and have reviewed SEC Release No. 33-8350.  In future filings, we will consider whether it would be appropriate to expand our overview section in our MD&A and whether our disclosure with respect to material trends affecting our business should be enhanced.

Item 8. Financial Statement and Supplementary Data, page 42

Report of Independent Registered Public Accounting Firm page 42

5.
We note that for presentation purposes, you label your annual accounting period as March 31st when, in fact, your fiscal years 2010, 2009 and 2008 ended on April 2, 2010, April 3, 2009 and March 28, 2008, respectively.  We further note that the opinions from both of your independent registered public accounting firms refer to the periods ended March 31, 2010, 2009 and 2008 rather than actual year-end dates on which they expressed such opinions.  Please revise the reports of your independent registered public accounting firms to correctly identify the dates of the financial statements covered by each report in accordance with Rule 2-02 of Regulations S-X.  In addition, if you do not wish to refer to the varying period end dates elsewhere throughout the filing, then consider supplementing your current “March 31, 20XX” with “Fiscal Year 20XX” or revise to state the actual period end dates.

Response:  We will change the way we refer to our fiscal periods and dates prospectively beginning with our Form 10-Q for our fiscal period ending October 1, 2010.  We intend to include the actual dates or supplement the calendar month end dates with a reference to the fiscal year or quarter in accordance with your request.

Ms. Kathleen Collins
Securities and Exchange Commission
September 30, 2010

Significant time and effort would be expended by us and our independent registered public accounting firms to revise their reports for our previous periods.  Further, it is our belief that (i) investors understand the dating convention used in our Annual Report and disclosed therein, and as a result understand that the reports of our accounting firms apply to the fiscal periods covered by our Annual Report, (ii) that an amendment to our Annual Report simply to change the dates in the accountants’ reports would result in confusion among investors as to what was being accomplished with the amendment, (iii) that a correction to the dates referred to will not provide investors with materially different information than is currently available, and (iv) that the expense and potential for confusion are not in the best interests of our stockholders.  As a result, we respectfully request that the Commission concur with us that no amendment to our Annual Report is required.  Our accountants’ reports in future filings will refer to the actual period ending date.    We have disclosed the actual period end dates in our footnotes to the financial statements and in the MD&A, and believe that our investors understand the disclosure convention used in our Annual Report.

Note 2. Summary of Significant Accounting Policies

Inventories, page 53

6.
Please explain to us the reason behind the significant increase in your inventory reserve in fiscal year 2010 as compared to historical levels and clarify if this relates to the effect of transitioning from the first generation OSM-based U.S. Green Card to the newly designed multi-technology Green Card.  Also, tell us how you considered ASC 330-10-35-14 and SAB Topic 5.BB, which indicate that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve.  Tell us if you have obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet.  Additionally, tell us if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Response:  The increase in our inventory reserve for fiscal year 2010 was mainly due to the write off of raw material, work-in-process and finished goods for two programs in Italy.  As disclosed in our Form 10-K, an Italian government decree displaced optical security media as a security element on the Foreign Resident Card credential.  Also, we discovered defects in finished goods being held for future delivery for the Italian National ID card program.  These were fully reserved during fiscal 2010 and subsequently destroyed during our first quarter of fiscal 2011.  The transition from first generation Green Card to the newly designed multi-technology Green Card did not result in an inventory reserve.  We confirm that the inventory write downs established a new cost basis.  The reserve is tracked to the specific part number and has the same effect as specifically changing the value to zero.  When the parts are destroyed or otherwise disposed, we record a simultaneous reduction of the gross inventory value and the reserve value.  This is to assure compliance with income tax requirements which do not allow the deduction until the items are actually disposed.  These items were disposed and not subsequently sold.  In the event a reserved item is subsequently sold, we also reduce the reserve for its cost.  We have not had any material effect on gross margins for such subsequent sales.

Ms. Kathleen Collins
Securities and Exchange Commission
September 30, 2010

For presentation purposes we will make the following changes in subsequent filings.  In our footnote 11 we will exclude write downs of this nature from our disclosure of inventory reserve expense.  In addition, we will exclude items where a new cost basis was established from the Schedule II Inventory reserves account analysis.

Item 9A. Controls and Procedures

(c) Changes in Internal Control over Financial Reporting, page 75

7.
You state that there were no significant changes to your internal control over financial reporting during the quarter ended April 2, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please be advised that Item 308(c) of Regulations S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting.  Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2010.  In addition, we note your response to comment 5 in your letter dated October 7, 2009 where you acknowledged that you would correct these disclosures in future periodic reports.  Accordingly, please revise to provide disclosures that comply with Item 308(c) of Regulation S-K.

Response:  We respectfully acknowledge this oversight and do assert that there have been no changes to our internal control that have materially affected, or are reasonably likely to have a material affect, on our internal control over financial reporting.  We will amend our Annual Report as soon as practical after your review is complete to revise Item 9A.(c) to remove the word “significant” to comply with Item 308(c) of Regulation S-K.

Forms 8-K filed April 29, 2010 and July 29, 2010

8.
We note from your response to comment 6 in your letter dated October 7, 2009 that in future filings you planned to remove your reference to liquidity in connection with your description of how management uses your non-GAAP financial measures to assess the company’s business.  However per review of your Forms 8-K filed on April 29, 2010 and July 29, 2010, you continue to include such reference.  Clarify if you intended to include this reference and if so, as previously requested, tell us why you have not also included a reconciliation of such measures to your operating cash flows.  Otherwise, revise your future filings to remove this reference as you previously indicated to the Staff you would.

Ms. Kathleen Collins
Securities and Exchange Commission
September 30, 2010

Response:  We respectfully acknowledge this oversight and will revise future filings.  We did include this revision in our Form 8-K filed February 2, 2010.  Unfortunately, this revision was not included in the filings noted by you.  We will implement procedures designed to prevent such reoccurrence.

LaserCard management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if additional information is needed and when your review is complete.

Sincerely,

/s/Steven G. Larson
Steven G. Larson
Vice President, Finance
LaserCard Corporation